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The Board of Directors
Airgas, Inc.


We consent to the inclusion of our report dated June 6, 1995, with respect to the balance sheet of Trinity Welding Supply, Inc. as of April 30, 1995, and the related statements of operations, retained earnings, and cash flows for the eleven months then ended, which report appears in the Form 8-K of Airgas, Inc. dated November 28, 1995.

                                     CAWTHRON, WOMMACK & COKER, P.C.

Waco, Texas
November 28, 1995
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